NEWS RELEASE

Trading Symbol:    TSX: NUAG

OTCQX: NUPMF

NEW PACIFIC REPORTS FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS

ENDED DECEMBER 31, 2020 AND MANAGEMENT UPDATES

VANCOUVER, BRITISH COLUMBIA – FEBRUARY 12, 2021: New Pacific Metals Corp. (“New Pacific” or the “Company”) reports its unaudited condensed consolidated interim financial results for the three and six months ended December 31, 2020 and announces management team updates. This news release should be read in conjunction with the Company’s MD&A and the financial statements and notes thereto for the corresponding period, which have been posted under the Company’s profile on SEDAR at www.sedar.com and are also available on the Company’s website at www.newpacificmetals.com. All figures are expressed in Canadian dollars unless otherwise stated.

QUARTERLY HIGHLIGHTS

• Silver Sand Preliminary Economic Analysis study on track with approximately 50% completed as at year-end 2020;

• Maintained working capital of $62.79 million to advance the Silver Sand Project and regional exploration initiatives, including the Silverstrike Project;

• Successfully completed the spin-out transaction of Whitehorse Gold Corp. (TSX.V: WHG.V), enabling shareholders to realize the value of the Tagish Lake Gold Project in the current strong gold market;

• Commenced Environmental and Social Baseline studies for the Silver Sand Project;

• Generated multiple high priority drill targets at the Silverstrike Project and progressed regional project generation; and

• Strengthened the Company’s local presence with a dedicated CSR team and a community outreach office.

FINANCIAL RESULTS

Working Capital: As at December 31, 2020, the Company had working capital of $62.79 million.

Net loss attributable to equity holders of the Company for the three months ended December 31, 2020 was $2.32 million or $0.02 per share (three months ended December 31, 2019 – net loss of $1.60 million or $0.01 per share). The Company’s financial results were mainly impacted by the following: (i) operating expenses of $1.63 million compared to $1.63 million in the prior year quarter; (ii) loss from investments of $0.14 million compared to income of $0.34 million in the prior year quarter; and (iii) foreign exchange loss of $0.56 million compared to loss of $0.32 million in the prior year quarter.

For the six months ended December 31, 2020, net loss attributable to equity holders of the Company was $3.83 million or $0.03 per share compared to net loss of $ 0.31 million or $0.00 per share for the six months ended December 31, 2019.

Operating expenses for the three and six months ended December 31, 2020 were $1.63 million and $3.65 million, respectively (three and six months ended December 31, 2019 - $1.63 million and $ 2.63 million, respectively).

Income (loss) from investments for the three and six months ended December 31, 2020 was $(0.14) million and $0.70 million, respectively (three and six months ended December 31, 2019 – $0.34 million and $2.46 million, respectively).

Foreign exchange loss for the three months ended December 31, 2020 was $0.56 million (three months ended December 31, 2019 – loss of $0.32 million). The Company holds a large portion of cash and short-term investments in US dollars to support its operations in Bolivia. Revaluation of these US-dollar-denominated financial assets to their Canadian dollar functional currency equivalents will result in unrealized foreign exchange gain or loss for the relevant reporting periods. During the three months ended December 31, 2020, the US dollar depreciated by 4.6% against the Canadian dollar (from 1.3339 to 1.2732) while in the prior year quarter the US dollar depreciated by 1.9% against the Canadian dollar (from 1.3243 to 1.2988).

For the six months ended December 31, 2020, foreign exchange loss was $0.88 (six months ended December 31, 2019 – loss of $0.15 million).

WHITEHORSE GOLD SPIN-OUT TRANSACTION

During Fiscal 2020, the Company performed a strategic review on the Tagish Lake Gold Project (“TLG Project”) located in the Yukon Territory, Canada and established Whitehorse Gold Corp. (“Whitehorse Gold”) to acquire the TLG Project from the Company for a cash consideration of $3 million plus 20,000,000 Whitehorse Gold common shares (“spin-out shares”).

On November 18, 2020, the Company distributed all of the spin-out shares held by it to the Company’s shareholders on a pro rata basis by way of a plan of arrangement under the Business Corporations Act (British Columbia). The spin-out shares were valued at $8.86 million upon distribution. Assets and liabilities of Whitehorse Gold and TLG Project, which were classified as held for distribution as at June 30, 2020 in the amount of $11.85 million and $0.12 million, respectively, were disposed upon completion of the spin-out. On November 25, 2020, Whitehorse Gold’s common shares became listed for trading on the TSX Venture Exchange under the symbol “WHG”.

SILVER SAND PROJECT

Since acquiring the project in 2017, the Company has carried out extensive exploration and resource definition drill programs. From 2017 to 2019, the Company completed a total of 97,619 metres of drilling in 386 diamond core drillholes – one of the largest greenfield discovery drill programs in South America during this period.

On April 14, 2020, the Company released the inaugural National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) Mineral Resource estimate for the Silver Sand Project. Using a 45 g/t silver cut-off-grade, the independent estimate by AMC Mining Consultants (Canada) Ltd. reported a Measured & Indicated Mineral Resource of 35.39 million tonnes at a grade of 137 g/t silver, containing 155.86 million ounces of silver and Inferred Mineral Resource of 9.84 million tonnes at a grade of 112 g/t silver containing 35.55 million ounces of silver. For further details, please refer to the Company’s news release dated April 14, 2020 and an amended and restated technical report entitled “Silver Sand Deposit Mineral Resource Report (Amended)” with an effective date January 16, 2020, filed under the Company’s profile on SEDAR at www.sedar.com and available on the Company’s website at www.newpacificmetals.com.

Advanced studies have commenced on the project, and following a competitive tendering process, the Company selected CSA Global Consultants Canada Ltd. (an ERM Group company), Knight Piésold Consultores S.A., and Wood plc to lead the Preliminary Economic Assessment, Environmental baseline and Social baseline studies, respectively.

For the three and six months ended December 31, 2020, total expenditures of $0.87 million and $1.78 million, respectively (three and six months ended December 31, 2019 - $3.70 million and $8.54 million, respectively) were capitalized under the Silver Sand Project.

SILVERSTRIKE PROJECT

In December 2019, the Company acquired a 98% interest in the Silverstrike Project from an arm’s length private Bolivian corporation by making a one-time cash payment of US$1.35 million. Under the agreement, the Company’s Bolivian subsidiary is required to cover 100% of the future expenditures including exploration, and contingent on results, development and subsequent mining production activities at the Silverstrike Project. The agreement has a term of 30 years and is renewable for another 15 years. It is subject to approval by Bolivia’s Jurisdictional Mining Administrative Authority (Autoridad Jurisdiccional Administrativa Minera or “AJAM”).

The Silverstrike Project covers an area of approximately 13 km2 and is located approximately 140 km southwest of La Paz, Bolivia. The Silverstrike Project shares many similarities with the Silver Sand Project pre-discovery drilling, namely: sandstone hosted structurally controlled silver-polymetallic mineralization, centered on a historic mining district – the Berenguela District; presence of felsic Tertiary intrusive rocks with corresponding multiple silver-rich occurrences, associated with sercitic alteration; and the area is largely underexplored with limited modern exploration applied. During 2020, the Company’s exploration team commenced reconnaissance and detailed mapping and sampling programs on the northern portion of the project. The results to date indicate good to excellent exploration potential for hosting narrow, high-grade, near-surface, broad-zones of silver mineralization. Please refer to the Company’s news release dated September 29, 2020 for details on the exploration program at northern areas of the project and to the news release dated November 19, 2020 for details on exploration activities and field work on the central and southern areas of the project.

For the three and six months ended December 31, 2020, total expenditures of $0.73 million and $1.28 million, respectively (three and six months ended December 31, 2019 - $nil and $nil, respectively) were capitalized under the Silverstrike Project.

QUALIFIED PERSON

The scientific and technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of NI 43-101.

MANAGEMENT UPDATES

The Company is pleased to announce the appointment of Svetoslava (Stacey) Pavlova to the role of Vice President, Investor Relations and Corporate Communications effective February 4, 2021. Ms. Pavlova brings over ten years of experience in mining, investor relations and finance. Prior to joining New Pacific, Ms. Pavlova worked at SSR Mining Inc., a large precious metals producer with operations in South America, Canada, the U.S. and Turkey, where she held roles in investor relations, metal sales and treasury. Ms. Pavlova is fluent in Spanish and holds the designation of Chartered Financial Analyst. She graduated from the University of Denver, where she completed a Master’s degree in Finance.

The Company also announces the resignation of Gordon Neal as President effective February 28, 2021. Mr. Neal will continue to advise the Company as a consultant.

“I am pleased to introduce and welcome Stacey to our management team. I look forward to working with her as she leads and executes our investor relations strategy,” said Mark Cruise, CEO of New Pacific. “I would also like to thank Gordon for his contribution to the Company. Gordon has been a key member of the Company and was a part of the discovery team of the Silver Sand Project. I wish him success in his new endeavours.”

ABOUT NEW PACIFIC METALS

New Pacific Metals is a Canadian exploration and development company, which owns the flagship Silver Sand Project, located in the Potosí Department of Bolivia, and the Silverstrike Project, located in the La Paz Department of Bolivia. The Company is focused on progressing the development of its flagship project, while growing Mineral Resources through the exploration and acquisition of properties in the Americas.

For further information, please contact:

Stacey Pavlova, CFA

VP, Investor Relations and Corporate Communications

New Pacific Metals Corp.

Phone: (604) 633-1368

E-mail: info@newpacificmetals.com

www.newpacificmetals.com

To receive company news by e-mail, please register using New Pacific’s website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals; and estimates of the Company’s revenues and capital expenditures.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended June 30, 2020 and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company’s ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this news release are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

The disclosure in this news release and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms “proven mineral reserve”, “probable mineral reserve” and “mineral reserves” used in this news release are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the “CIM Definition Standards”), which definitions have been adopted by NI 43-101. Accordingly, information contained in this news release providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, “Inferred mineral resources” are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the “SEC Modernization Rules”), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to corresponding definitions under the CIM Definition Standards. During the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or reserves contained or referenced in this news release may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be “substantially similar” to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.